PMI VENTURES LTD.

Management Discussion and Analysis

QUARTERLY REPORT – June 30, 2004

This Management Discussion and Analysis of PMI VENTURES LTD. (the "Company") provides analysis of the Company's financial results for the six-month period ended June 30, 2004. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1           Date of Report:                       August 30, 2004

1.2           Overall Performance

Nature of Business and Overall Performance

PMI Ventures Ltd. is a public company listed on the TSX Venture Exchange under the symbol: PMV. The Company is engaged in the business of the exploration and development of natural resource properties.

In November of 2002, the Company entered into an option joint venture agreement with Goknet Mining Company Limited ("Goknet") of Accra, Ghana, a privately held Ghanaian corporation, whereby the Company could earn up to 85% of Goknets' interests in their Ashanti II Gold Project, then covering an area of some 486 sq. km. (2004 - 382 sq. km.) along the axis of the Asankrangwa Gold Belt in south west Ghana. In order to earn the 85% interest, the agreement called for the issuance to Goknet of 3 million shares, the payment of US$270,000 in cash, and the completion of US$3 million in work expenditures on the property - within a 3 year period. On completion of the earn in, Goknet then had the right to continue with a 15% joint venture interest - or to convert it to a 4%NSR royalty interest - 50% of which is then purchasable at the Company's option for US$2 million.

Though only recently appointed as a Director and CEO of the Company, Douglas MacQuarrie has had a strong interest in gold exploration in West Africa and in particular, the Ashanti II Gold Project area, since 1994. He is also the founding shareholder and VP of Exploration of Goknet Mining since 2000, and a shareholder and Director of Switchback Mining Company Ltd., since 1998.

Mr. MacQuarrie is, therefore, very happy to report that since the signing of the Goknet agreement and up to the end of the 2nd Quarter of fiscal 2004 reported on herein, your Company has successfully completed $4,117,452 in new equity financings of which $602,269 was invested in land payments (2004 - $512,269) converting two of our key concessions -Fromenda and Gemap, subject to the terms of the previous underlying agreements - directly into the name of our 100% owned Ghanaian subsidiary, Adansi Gold Company (Gh) Ltd. ("Adansi Gold"). Subsequent to the end of the quarter, the Company also acquired clear title to the new 122 sq. km. Diaso/Afiefiso concession which covers the old Diaso and northeastern Fromenda shed areas, at a cost, including governmental transfer fees, of $222,750. This now completes the key land purchases envisaged in the 2002 agreement, with only the three "outlying" Switchback concessions, Goknet #1 and EJT concessions remaining.

In addition, the Company has also completed 5 drill programs, totalling 9,934 metres (2004 - 3,404 metres) and 136 line kilometres of state-of-the-art 3DIP geophysical surveys, with direct work expenditures on the property totalling $2,272,941 (2004 - $990,051).

Work to date on the concessions has outlined twenty areas with exceptional potential for gold mineralization. The bulk of our recent expenditures have occurred on Adansi Gold's Gemap and Fromenda concessions, where drilling has intersected both wide zones of low to moderate grade gold mineralization (5.7 g/t Au over 23 metres; 3.0 g/t Au over 43 metres) and also narrow zones of high grade gold mineralization (23.0 g/t Au over 3.0 metres; 16.0 g/t Au over 4.0 metres).

Currently work consisting of soil sampling and ground geophysics is ongoing on the Switchback and Adansi Gold's Gemap concessions. Final results from the recent 1,867 metre diamond drill program are currently being compiled and will be released when available. Final compilation of the results from the 3DIP program are also underway. Interpretation of the data suggests that the major shear zones which host the gold mineralization in the Project area and sulfide rich zones associated with these shears are our prime gold exploration targets and are clearly defined by this new technique.

Based on this result, the Company has entered into an agreement with Fugro Airborne Surveys (Pty) Ltd. to complete 1,650 line kilometres of DIGHEMV electromagnetic and high resolution magnetic surveys over the entire concession area - with results expected in mid-September. This program is anticipated to outline the major shear zones and favourable cross structures. This data will be combined with our drill and soil geochemical database and a full structural/gold mineralization interpretation and 3D model completed - to focus our further exploration into areas with the highest exploration potential.

Subsequent to the end of this quarter, the Company closed a brokered private placement to raise gross proceeds of $946,000. The Company has sufficient working capital to allow for the completion of all the above noted work programs. Further funding will be required by the end of the year to allow for an aggressive exploration program in 2005. Given the current strong upward trend in the price of gold and the acquisitions and mergers mania which had preoccupied the major/intermediate producers for the last few years - now moving into the junior sector - we look forward to a strong junior gold market through year end.

Mr. MacQuarrie would like to take this opportunity to thank the shareholders for their continuing support and looks forward to working with and for them as we continue to develop this exceptional project and other opportunities which may arise.

1.3           Results of Operations for the Three and Six Month Periods Ended June 30, 2004

Revenue and Interest Income

The Company does not generate any cash flow and has no other income than minor gas sales and other income, which is comprised primarily of interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration and development activities. Interest income for the first six months of 2004 was $17,089 (2003 - $3,394), the increase being attributable to much higher cash balances invested during the period. Interest earned during the second quarter of fiscal 2004 totalled $12,638 (2003 - $2,137).

Administrative Expenses

Three months ended June 30, 2004

There was a loss of $742,767 for the second quarter ended June 30, 2004, or $0.03 per share. Comparatively, the loss for the same period in 2003 was $137,570, or $0.01 per share.

General & administrative expenses increased by $612,516 to $757,166 (2003 - $144,650). However, $542,805 of this increase is attributable to a non-cash transaction wherein stock based compensation was realized under the Black-Scholes option-pricing method, booked as consulting fees and wages and benefits, when the Company issued 2,325,000 stock options to directors, employees and consultants. This amount is offset by a credit to contributed surplus of $542,805. Thus, the normalized expense for wages, consulting and benefits after this item would be $49,647 for the three month period ended June 30, 2004. Bank charges and interest increased from $873 to $1,008 in 2004. This moderate increase of $135 was comparable to the cost for the prior year and is due to the increased number of transactions and service charges pertaining to wire transfers incurred while conducting business in Ghana. Investor relations increased by $35,818 over that of previous year (2003 - $15,890). Included in this amount are: $4,763 associated with the Company's 2004 Annual Gneeral Meeting; $7,947 for website costs and brochures; $2,794 for news wire services; and $36,205 related to participation in trade shows, including the PDAC in Toronto, the Calgary gold show and the International Gold Conference held in London, UK. Management fees for the period were $14,650 (2003 - $12,000). Office and miscellaneous costs decreased by $5,436 (2003 - $15,129). This is due, largely, to the reversal of $9,000 accrued in a prior fiscal year –otherwise the costs are fairly comparable with those of the prior year, increasing slightly to reflect greater business activity. Professional fees were $54,060 (2003 - $43,073) and consisted of $17,000 in audit fees and $37,060 in legal costs. Transfer agent and regulatory fees rose to $8,418, an increase of $2,682 over 2003. Travel and promotion more than doubled to $24,055 (2003 - $9,327). Management travelled to Toronto, Zurich and Ghana during the course of the quarter in order to arrange the raising of additional funds at a cost of $21,442. Promotional costs included meals and entertainment expenses of $2,613.

Cash and cash equivalents decreased by $135,506 during the quarter, as compared to a decrease of $578,160 in 2003. Operating activities in 2004 used cash of $227,625 (2003 - $176,585). In 2004 there was a negative cash flow of $309 from whereas in 2003 cash flows totalled $364,000. A total of $907,185 (2003 - $765,575) was invested in the Company's mineral properties in 2004.

Six months ended June 30, 2004

There was a loss of $944,599 for the six months ended June 30, 2004, or $0.04 per share. Comparatively, the loss for the same period in 2003 was $301,863, or $0.02 per share.

General & administrative expenses increased by $653,112 to $963,312 (2003 - $310,200). However, $614,565 of this increase is attributable to a non-cash transaction wherein stock based compensation was realized under the Black-Scholes option-pricing method, booked as consulting fees and wages and benefits, when the Company issued 2,675,000 stock options to directors, employees and consultants. This amount is offset by a credit to contributed surplus of $614,565. Thus, the normalized expense for wages, consulting and benefits after this item would be $98,418 (2003 - $79,483) for the three month period ended June 30, 2004. Investor relations increased from $52,431 in 2003 to $91,846 in 2004 as a result of increased participation in trade shows held in Toronto, Calgary, London and New York. Office and miscellaneous costs decreased by $10,080. Professional fees and transfer agent and regulatory fees both decreased over those of the prior year. During 2004, management brought in-house several activities that were previously farmed-out. In addition, the higher costs in 2003 are reflective of the legal and regulatory costs associated with the Letter Agreement signed with Goknet Mining Company Limited in respect of the Ghanaian mineral property interests. Travel and promotion increased by only $3,086 (2003 - $31,729).

Cash decreased by $529,571 during the six months ended June 30, 2004, as compared to a increase of $263,720 in 2003. Operating activities in 2004 used cash of $518,968 (2003 - $238,576). In 2004 there were negative cash flows of $6,821, whereas in 2003 positive cash flows, in part from private placement subscriptions, totalled $1,461,168 from financing activities. A total of $1,502,320 (2003 - $955,995) was invested in the Company's mineral properties in 2004.

1.4           Selected Annual Information

Fiscal Year	2003	2002	2001
Net Sales	Nil	Nil	Nil
Loss	$ 997,474	$ 205,090	$ 113,111
Basic and diluted loss per share	$ 0.07	$ 0.04	$ 0.04
Net Loss	$ 1,018,341	$ 506,134	$ 107,768
Basic and diluted net loss per share	$ 0.07	$ 0.09	$ 0.04
Total Assets	$ 4,634,113	$ 189,600	$ 378,953
Total Long-term liabilities	Nil	Nil	Nil
Cash dividends per share, common	N/A	N/A	N/A

The Company's recorded loss for each of the three years has fluctuated greatly, growing significantly since 2001. This change is directly correlated with the increase in business activities undertaken by the Company during the two more recently completed fiscal years. In 2001, the Company was fairly inactive and it was not until near the end of the 2002 fiscal year that the Company acquired the current mineral property interests in Ghana. Exploration of these mineral property interests did not commence until 2003. The basic and diluted loss per share for each of the years peaked in 2002 at $0.09 but decreased to $0.07 by the end of fiscal 2003. Similarly, the Company's net loss has increased sharply over the two most recently completed years. It is anticipated that 2004 will see a continuation of this trend.

1.5           Summary of Quarterly Results

	2004		2003				2002
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Net Sales	Nil	Nil	Nil	Nil		Nil	Nil	Nil
Loss	$ 206,146	$ 165,549	$ 144,650	$ 199,215	$ 488,060	$ 29,537	$ 27,852	$ 147,670
Basic and diluted loss per
share	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.07	$ 0.01	$ 0.00	$ 0.00
Net Loss	$ 201,832	$ 164,293	$ 137,570	$ 195,204	$ 521,274	$ 24,118	$ 22,319	$ 429,129
Basic and diluted Net
Loss per share	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.07	$ 0.01	$ 0.00	$ 0.01

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

1.6           Liquidity and Capital Resources

At June 30, 2004, the Company had working capital of $375,984 and a cash and cash equivalents balance of $338,035 as compared to December 31, 2003 working capital of $2,220,161 and cash and cash equivalents balance of $867,606. Further, at December 31, 2003 the Company held $1,500,000 in short-term investments. These investments had been fully redeemed by June 30, 2004.

During the first half of 2004, the Company continued its exploration of its Ghanaian mineral property interests (see Note 5 to the financial statements). On-going drilling was temporarily delayed pending the receipt and analysis of 3DIP survey information. This survey was undertaken in order to better identify and delineate anomalous targets of interest for further exploration and/or drilling. At the end of June 2004, the Company announced the commencement of an additional 1,500 metre diamond drilling program the results of which are expected shortly.

At the end of June 2004, the Company announced the undertaking of a brokered private placement which was completed subsequent to the end of the second quarter. A total of 3,378,571 Units were issued to raise gross proceeds of $946,000. After payment of an 8% cash commission, and associated legal and regulatory expenses, the Company netted approximately $800,000. Funds raised via this brokered private placement will be used for continued exploration of the Ghanaian properties comprising the Company's Ashanti II Gold Project and general working capital.

The proceeds from this brokered private placement, combined with the cash and cash equivalents at June 30, 2004, provide sufficient funds for the Company to carry out planned exploration work on its mineral property interests and to meet administrative expenses to the year end. However, it is anticipated that additional funds will be required for additional mineral property exploration and general working capital purposes. It is likely that the Company will seek additional financing in the mid-late fall.

Further, the Company has an aggregate 4,731,491 share purchase warrants exercisable between $0.70 and $0.85 per share. A total of 1,519,845 of these warrants expired on July 4, 2004; however, the remaining 3,211,646 warrants, if fully exercised would realize between $2,248,152 and $3,211,646. An additional 1,806,571 worth $632,300 were issued subsequent to the end of the second quarter of fiscal 2004. Further, a total of 3,591,667 stock options exercisable between $0.25 and $0.56 have the potential to generate a total of $1,208,667 in cash over the next five years.

The Company's continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very loyal and supportive shareholders and strongly believes it has a project of merit that will serve to attract investors and enhance shareholder value.

1.7           Off-Balance Sheet Arrangements

At June 30, 2004, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8           Transactions with Related Parties

During the first six months ended June 30, 2004, the Company paid $33,500 to companies related via a common director with respect to management fees. During the first six months of fiscal 2003, management fees to related parties totalled $24,000.

1.9           Proposed Transactions

There are currently no material transactions being pursued or negotiated by the Company.

1.10          Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company's existing accounting policies.

During the year ended December 31, 2003, the Company elected to adopt the fair value method to value all stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

In the first quarter of fiscal 2004, the Company granted 350,000 stock options to directors. As a result, the stock-based compensation recognized, using the Black-Scholes option-pricing model, was $71,760 and was recorded as consulting fees and wages and benefits. The assumptions used for the Black-Scholes calculation were: a term of five years; a risk free interest rate of 4.06%; and an expected volatility of 56.21% . A second grant of options was made at the end of the second quarter. A total of 2,325,000 options were granted to directors, employees and consultants and $542,805 was recorded as consulting fees and wages and benefits. The assumptions used for the Black-Scholes calculation were: a term of five years; a risk free interest rate of 4.06%; and an expected volatility of 103.82% . Both amounts were recorded to contributed surplus on the balance sheet. Thus, wages, consulting and benefits for the first six months of fiscal 2004, excluding the above amounts calculated for stock based compensation, were $98,418.

1.11          Financial Instruments and Other Risks

The Company financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and amounts due to and from related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre around exploration and development, country risk and metal prices and market sentiment.

The prices of metals fluctuate wildly and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.